Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@RRsat.com

For Immediate Release

RRSAT CHOSEN TO TRANSMIT ROMANIAN PRO TV INTERNATIONAL
OVER EUROPE, NORTH AFRICA AND MIDDLE EAST

RE’EM – September 3, 2009 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that PRO TV International, the premier Romanian language TV channel targeting Romanians residing outside of Romania, has chosen RRsat to expand its coverage to Europe, North Africa and the Middle East via the Hotbird satellite. Furthermore, PRO TV International has chosen RRsat to distribute the channel to Sky Italia platform in Italy.

Its generalist programming offer comes from a generous pool of resources: that of the PRO TV S.A. group of trendsetting channels which are the most popular and dynamic on the Romanian market. PRO TV International keeps its viewers connected to their home through the best rated news programs, quality entertainment, classical movies, modern novellas, as well as through interactive shows specifically tailored for Romanians abroad.

“We are very pleased that PRO TV International has chosen the RRsat Global Network to further expand its global reach to millions of Romanian viewers in Europe, North Africa and the Middle East. The RRsat global network enables viewers to access their familiar programs, each in their different time zones, reaching viewers in previously inaccessible regions,” commented Lior Rival, VP Sales and Marketing of RRsat. “RRsat’s advanced and comprehensive global network, will also enable PRO TV International to access the Sky Italia platform, reaching the broad Italian DBS subscriber network, further increasing its viewing potential reaching an even larger viewing audience.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 500 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRsat Global Internet TV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to report future successes and (vii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2008 and our Current Reports on Form 6-K.

Information in this press release concerning PRO TV International is based on information published by PRO TV International and has not been independently verified by RRsat.